UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **May 12, 2021**



Service Corporation International

(Exact name of registrant as specified in its charter)

Texas	**1-6402-1**	**74-1488375**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1929 Allen Parkway	**Houston**	**Texas**	**77019**
(Address of principal executive offices)			(Zip Code)

Registrant's telephone number, including area code   **(713) 522-5141**

_____

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). ☐ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock ($1 par value)	**SCI**	**New York Stock Exchange**

Item 5.07 Submission of Matters to a Vote of Security Holders

On May 12, 2021, Service Corporation International held an annual meeting of shareholders and the shareholders voted on three proposals as set forth below.

Proposal 1:   Election of Directors

The shareholders cast their votes as follows and elected ten directors.

Nominee	Votes For	Votes Against/Withheld	Broker Non-Votes
Alan R. Buckwalter	126,558,911	17,527,930	10,036,110
Anthony L. Coelho	132,099,754	11,987,087	10,036,110
Jakki L. Haussler	143,711,759	375,082	10,036,110
Victor L. Lund	132,135,528	11,951,313	10,036,110
Clifton H. Morris, Jr.	135,232,772	8,854,069	10,036,110
Ellen Ochoa	141,798,849	2,287,992	10,036,110
Thomas L. Ryan	136,508,944	7,577,897	10,036,110
Sara Martinez Tucker	141,942,374	2,144,467	10,036,110
W. Blair Waltrip	132,497,678	11,589,163	10,036,110
Marcus A. Watts	130,297,328	13,789,513	10,036,110

Proposal 2:   Approval of the Selection of PricewaterhouseCoopers LLP as the Company's Registered Public Accounting Firm for Fiscal 2021

The shareholders approved the proposal by casting their votes as follows.

Votes For	Votes Against	Abstentions	Broker Non-Votes
145,819,443	8,157,158	146,350	-0-

Proposal 3:   Advisory Vote to Approve Named Executive Officer Compensation

The shareholders approved the proposal by casting their votes as follows.

Votes For	Votes Against	Abstentions	Broker Non-Votes
128,669,393	14,745,602	671,846	10,036,110

Item 7.01 Regulation FD Disclosure

On May 12, 2021, the Board of Directors declared a quarterly cash dividend of twenty-one cents per share of common stock.

On May 12, 2021, Service Corporation International issued a press release announcing an increase in its share repurchase program authorizing the investment of approximately an additional $414 million, thereby increasing the total amount authorized and available for future share repurchases to $500 million.

The attached Exhibit 99.1 is not filed, but is furnished to comply with Regulation FD. The information in Item 7.01 of this Current Report on Form 8-K, including the exhibit, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits

(d) The following exhibits are included with this report

Exhibit No.	Description
99.1	Press Release, dated May 12, 2021, declaring a quarterly dividend and announcing share repurchase increase.
104	Interactive data file.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

May 17, 2021

Service Corporation International

By: /s/ ERIC D. TANZBERGER

Eric D. Tanzberger
Senior Vice President
Chief Financial Officer

EXHIBIT 99.1

 **SERVICE CORPORATION INTERNATIONAL
DECLARES QUARTERLY CASH DIVIDEND
AND INCREASES SHARE REPURCHASE AUTHORIZATION**

HOUSTON, Texas, May 12, 2021 . . . Service Corporation International (NYSE: SCI), the largest provider of deathcare products and services in North America, today announced that its Board of Directors has approved a quarterly cash dividend of twenty-one cents per share of common stock. The quarterly cash dividend announced today is payable on June 30, 2021 to shareholders of record at the close of business on June 15, 2021. While the Company intends to pay regular quarterly cash dividends for the foreseeable future, all subsequent dividends, and the establishment of record and payment dates, are subject to final determination by the Board of Directors each quarter after its review of the Company's financial performance.

The Company also announced that its Board of Directors has increased the authorized level of repurchases of its common stock by approximately $414 million. When combined with approximately $86 million of authority remaining under the existing program, this represents a total of $500 million of current share repurchase authority effective today.

Cautionary Statement on Forward-Looking Statements

The statements in this press release that are not historical facts are forward-looking statements. These forward-looking statements have been made in reliance on the "safe harbor" protections provided under the Private Securities Litigation Reform Act of 1995. These statements may be accompanied by words such as "believe," "estimate," "project," "expect," "anticipate," or "predict," that convey the uncertainty of future events or outcomes. These statements are based on assumptions that we believe are reasonable; however, many important factors could cause our actual results in the future to differ materially from the forward-looking statements made herein and in any other documents or oral presentations made by, or on behalf of us. There can be no assurance that future dividends will be declared. The actual declaration of future dividends, and the establishment of record and payment dates, is subject to final determination by our Board of Directors each quarter after its review of our financial performance. Important factors which could cause actual results to differ materially from those in forward-looking statements include, among others, restrictions on the payment of dividends under existing or future credit agreements or other financing arrangements; changes in tax laws relating to corporate dividends; a determination by the Board of Directors that the declaration of a dividend is not in the best interests of the Company and its shareholders; an increase in our cash needs or a decrease in available cash; or a deterioration in our financial condition or results. The share repurchase program may be suspended, amended, or discontinued at any time. The timing and number of shares to be repurchased will depend on factors such as the share price, economic and market conditions, and corporate and regulatory requirements. For further information on these and other risks and uncertainties, see our Securities and Exchange Commission filings, including our 2020 Annual Report on Form 10-K. Copies of this document as well as other SEC filings can be obtained from our website at http://www.sci-corp.com. We assume no obligation to publicly update or revise any forward-looking statements made herein or any other forward-looking statements made by us, whether as a result of new information, future events or otherwise.

About Service Corporation International

Service Corporation International (NYSE: SCI), headquartered in Houston, Texas, is North America's leading provider of funeral, cemetery and cremation services, as well as final-arrangement planning in advance. We offer families exceptional service in planning life celebrations and personalized remembrances. Our Dignity Memorial® brand serves approximately 500,000 families each year with professionalism, compassion, and attention to detail. At March 31, 2021, we owned and operated 1,461 funeral service locations and 484 cemeteries (of which 296 are combination locations) in 44 states, eight Canadian provinces, the District of Columbia, and Puerto Rico. For more information about Service Corporation International, please visit our website at www.sci-corp.com. For more information about Dignity Memorial®, please visit www.dignitymemorial.com.

For additional information contact:

Investors:	Debbie Young - Director / Investor Relations	(713) 525-9088
Media:	Jay Andrew - Director / Corporate Communications	(713) 525-3468